Western Copper and Gold Corporation

Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Unaudited, Expressed in Canadian dollars)

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

		June 30, 2026	December 31, 2025
	Note	$	$
ASSETS

Cash and cash equivalents	3	58,028,984	22,259,937
Short-term investments	4	70,611,243	28,273,349
Marketable securities		11,970	9,660
Other assets		1,107,342	772,186
CURRENT ASSETS		129,759,539	51,315,132

Property, plant and equipment		1,259,090	46,291
Right-of-use assets		757,218	236,112
Exploration and evaluation asset	5	153,140,758	144,292,235

ASSETS		284,916,605	195,889,770

LIABILITIES

Accounts payable and accrued liabilities		3,761,303	2,434,598
Current portion of lease obligations		197,010	172,110
Current portion of financing obligations		163,196
CURRENT LIABILITIES		4,121,509	2,606,708

Lease obligations		550,227	64,875
Financing obligations		551,197	-

LIABILITIES		5,222,933	2,671,583

SHAREHOLDERS' EQUITY

Share capital	6	369,158,995	279,558,766
Contributed surplus	7	39,719,166	38,630,750
Deficit		(129,184,489)	(124,971,329)

SHAREHOLDERS' EQUITY		279,693,672	193,218,187

LIABILITIES AND SHAREHOLDERS' EQUITY		284,916,605	195,889,770

Approved by the Board of Directors

/s/ Robert Chausse Director	/s/ Klaus Zeitler Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 2 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		Three Months Ended June 30,		Six Months Ended June 30,
		2026	2025	2026	2025
	Note	$	$	$	$

Depreciation		82,164	16,821	114,469	33,382
Filing and regulatory fees		74,042	41,409	371,847	278,707
Office and administration		381,277	135,797	611,816	324,819
Professional fees		207,135	232,867	399,299	355,909
Share-based payments	7	1,172,064	747,852	2,089,051	1,389,656
Shareholder communication and travel		128,598	204,494	416,920	353,665
Wages and benefits		593,648	681,165	1,574,758	1,417,790

CORPORATE EXPENSES		2,638,928	2,060,405	5,578,160	4,153,928

Foreign exchange loss		1,974	18,122	3,277	3,029
Interest income		(968,246)	(541,358)	(1,365,967)	(1,207,722)
Gain on marketable securities		(210)	(909,174)	(2,310)	(1,684,174)

LOSS AND COMPREHENSIVE LOSS		1,672,446	627,995	4,213,160	1,265,061

Basic and diluted loss per share		0.01	0.00	0.02	0.01

Weighted average number of common shares outstanding		225,712,153	200,143,421	218,524,658	199,619,460

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 3 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30,		2026	2025
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(4,213,160)	(1,265,061)

ITEMS NOT AFFECTING CASH
Depreciation		114,469	33,382
Finance costs		20,248	3,147
Gain on marketable securities		(2,310)	(1,684,174)
Share-based payments		2,567,866	1,389,656
		(1,512,887)	(257,989)

Change in non-cash working capital items	11	(224,017)	(1,082,040)
Settlement of Deferred Share Units		-	(77,348)

OPERATING ACTIVITIES		(1,736,904)	(2,682,438)

FINANCING ACTIVITIES

Financings	6	92,001,869	-
Share issuance costs	6	(5,691,059)	-
Exercise of stock options	7	1,809,969	429,500
Exercise of warrants		-	1,275,000
Lease payments		(124,190)	(30,626)
Financing obligation payments		(17,719)	-

FINANCING ACTIVITIES		87,978,870	1,673,874

INVESTING ACTIVITIES
Redemption (purchase) of short-term investments, net		(42,186,957)	13,362,123
Exploration and evaluation asset expenditures		(7,788,332)	(9,062,003)
Purchase of property, plant and equipment		(497,630)	(50,075)
Proceeds from sale of marketable securities		-	354,480

INVESTING ACTIVITIES		(50,472,919)	4,604,525

CHANGE IN CASH AND CASH EQUIVALENTS		35,769,047	3,595,961

Cash and cash equivalents - Beginning		22,259,937	14,202,317

CASH AND CASH EQUIVALENTS - ENDING		58,028,984	17,798,278

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 4 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Shares	Share Capital	Contributed Surplus	Deficit	Shareholders' Equity
		$	$	$	$

DECEMBER 31, 2024	198,391,318	272,544,984	38,916,835	(121,851,567)	189,610,252

Exercise of restricted share units	138,006	224,869	(224,869)	-	-
Exercise of warrants	1,500,000	1,626,000	(351,000)	-	1,275,000
Exercise of stock options	525,000	969,802	(258,302)	-	711,500
Exercise of deferred share units	-	-	(375,095)	-	(375,095)
Share-based payments	-	-	1,733,364	-	1,733,364
Loss and comprehensive loss	-	-	-	(1,265,061)	(1,265,061)

JUNE 30, 2025	200,554,324	275,365,655	39,440,933	(123,116,628)	191,689,960

Exercise of restricted share units	368,235	748,360	(748,360)	-	-
Exercise of stock options	1,243,333	3,080,121	(834,585)	-	2,245,536
Exercise of deferred share units	171,700	364,630	(364,630)	-	-
Share-based payments	-	-	1,137,392	-	1,137,392
Loss and comprehensive loss	-	-	-	(1,854,701)	(1,854,701)

DECEMBER 31, 2025	202,337,592	279,558,766	38,630,750	(124,971,329)	193,218,187

Shares issued for cash	22,169,125	92,001,869	-	-	92,001,869
Share issuance costs	-	(5,691,059)	-	-	(5,691,059)
Exercise of restricted share units	455,326	788,642	(788,642)	-	-
Exercise of stock options	876,609	2,500,777	(690,808)	-	1,809,969
Share-based payments	-	-	2,567,866	-	2,567,866
Loss and comprehensive loss	-	-	-	(4,213,160)	(4,213,160)

JUNE 30, 2026	225,838,652	369,158,995	39,719,166	(129,184,489)	279,693,672

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 5 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2026 and 2025 (Unaudited – Prepared by management)
(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is directly engaged in exploration, permitting and development of the Casino mineral property located in Yukon, Canada (the "Casino Project"). The Company is incorporated in British Columbia, Canada. Its head office is located at 907-1030 West Georgia Street, Vancouver, British Columbia.

While Western has been successful in raising sufficient capital to fund its operations, if the Company successfully progresses through permitting to the development and construction stage for the Casino Project, the Company will need to raise additional funds to complete the development and construction of the Casino Project. There can be no assurance that it will be able to raise such project financing in the future.

2. BASIS OF PRESENTATION

a. Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards.

These financial statements were approved for issue by the Company's board of directors on August 6, 2026.

b. IFRS Pronouncements

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments.

Effective January 1, 2026, the Company adopted certain amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for periods beginning on or after January 1, 2026 and adoption of these amendments did not have a material effect on our condensed interim consolidated financial statements. For financial liabilities settled in cash using an electronic payment system, we applied the election to deem these financial liabilities to be discharged before the settlement date.

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 6 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2026 and 2025 (Unaudited – Prepared by management)
(Expressed in Canadian dollars)

The amendments have been applied retrospectively with no restatement of comparative information, in accordance with transition requirements on initial application of IFRS 9.

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. Management is currently assessing the effect of this new standard on our financial statements.

As of June 30, 2026, there are no other IFRS or IFRIC interpretations with future effective dates that are expected to have a material impact on the Company.

c. Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS accounting standards requires management to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the period.  Actual results could differ from those estimates. Differences may be material.

The Company is required to make significant judgements in assessing whether there are any indicators of impairment relating to its exploration and evaluation asset. If any such indicator exists, then an impairment test is performed by management. Indicators of impairment may include (i) the period for which the entity has the right to explore in the specific area has expired during the year or will expire; (ii) substantive expenditures on further exploration for the evaluation of mineral resources in the specific area is neither budgeted nor planned; (iii) sufficient data exists to support that extracting the resources will not be technically feasible or commercially viable; and (iv) development or sale of a specific area is unlikely to recover existing exploration and evaluation asset costs. If any of these indicators are present, management would need to assess whether the exploration and evaluation asset should be impaired. There are no indicators of impairment as of June 30, 2026.

Judgment is required in assessing whether a mineral property is in the exploration and evaluation phase and should be classified as an exploration and evaluation asset or if the exploration and evaluation phase has been completed and the mineral property should be reclassified as property and equipment. We determined that although a feasibility study for the Casino Project has been completed, the Company has not yet received the necessary licenses and permits required to consider the exploration and evaluation stage to have been completed.

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 7 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2026 and 2025 (Unaudited – Prepared by management)
(Expressed in Canadian dollars)

3. CASH AND CASH EQUIVALENTS

A breakdown of the Company's cash and cash equivalents is as follows:

As of	June 30, 2026	December 31, 2025
	$	$
Cash	35,067,210	8,297,526
Cash equivalents	22,961,774	13,962,411

TOTAL	58,028,984	22,259,937

Cash equivalents are comprised of cashable guaranteed investment certificates ("GICs") with a weighted average interest rate of 2.62% and term of 213 days (December 31, 2025 - 2.38% and term of 81 days). The GICs are issued by Schedule 1 chartered banks in Canada.

4. SHORT-TERM INVESTMENTS

As at June 30, 2026 the Company had $70,000,000 (December 31, 2025 - $27,812,122) invested in Canadian dollar denominated GICs plus total accrued interest of $611,243 (December 31, 2025 - $461,227). The GICs had a weighted average interest rate of 3.25% and term of 365 days (December 31, 2025 - 3.00% and term of 340 days). The GICs are issued by Schedule 1 chartered banks in Canada.

5. EXPLORATION AND EVALUATION ASSET

a. Casino (100% - Yukon, Canada)

The Casino Project is a copper-gold porphyry deposit located in Yukon, Canada.

The Casino Property is subject to a 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada Limited assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 8 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2026 and 2025 (Unaudited – Prepared by management)
(Expressed in Canadian dollars)

b. Exploration and evaluation expenditures

Total
$
DECEMBER 31, 2024	122,690,820

Claims and maintenance	38,133
Engineering	918,454
Exploration and camp support	919,095
Permitting	17,247,920
Salary and wages	1,859,164
Share-based payments	618,649

DECEMBER 31, 2025	144,292,235

Engineering	728,777
Exploration and camp support	1,531,342
Permitting	4,931,887
Salary and wages	1,180,328
Share-based payments	476,189

June 30, 2026	153,140,758

6. SHARE CAPITAL

a. Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

b. Financing

On February 26, 2026, the Company completed a bought deal public offering (the "Offering") of 22,169,125 common shares of the Company at a price of $4.15 per common share for gross proceeds of $92,001,869. In connection with the Offering, the Company paid the underwriters a cash commission of $4,587,830 and incurred other share issuance costs of $1,103,229.

7. EQUITY INCENTIVE PLANS

The Company has three equity incentive plans consisting of a stock option plan (the "Option Plan"), a restricted share unit plan (the "RSU Plan") and a deferred share unit plan (the "DSU Plan") (collectively the "Equity Incentive Plans"). Pursuant to the Company's annual general meeting held on June 17, 2021, it was approved that the maximum aggregate number of common shares issuable under the Equity Incentive Plans cannot exceed 10% of number of common shares issued and outstanding.

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 9 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2026 and 2025 (Unaudited – Prepared by management)
(Expressed in Canadian dollars)

a. Stock Options and Share-based payments

Stock Options

Under the Option Plan, the exercise price of the stock options must be greater than, or equal to, the market value of the Company's common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two-year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At June 30, 2026, the Company could issue an additional 5,520,566 stock options under the terms of the stock option plan.

A summary of the Company's stock options outstanding and the changes for the periods then ended, is presented below:

	Number of stock options	Weighted average exercise price
		$
DECEMBER 31, 2024	8,707,334	1.75

Granted	481,225	1.61
Exercised	(1,768,333)	1.67
Expired	(810,000)	1.68
Forfeited	(25,262)	1.61

DECEMBER 31, 2025	6,584,964	1.77

Granted	709,609	4.18
Exercised	(876,609)	2.06
Forfeited	(19,037)	4.18

JUNE 30, 2026	6,398,927	1.99

During the three and six months ended June 30, 2026, the Company recognized an expense in respect of stock options of $284,015 and $585,972, respectively, in the statement of loss and comprehensive loss (three and six months ended June 30, 2025 - $244,192 and $549,832, respectively). During the three and six months ended June 30, 2026, $42,985 and $85,103, respectively, was capitalized (three and six months ended June 30, 2025, $37,073 and $73,306, respectively) in the exploration and evaluation assets in relation to stock options.

Stock options outstanding are as follows:

Stock options outstanding, by exercise price	Number of Stock options	Weighted average exercise price	Average remaining contractual life
		$	years
$1.11 - $1.41	1,000,000	1.35	2.65
$1.42 - $1.66	2,832,353	1.58	2.85
$1.67 - $2.10	714,002	2.05	1.88
$2.11 - $2.22	1,162,000	2.19	2.67
$2.23 - $4.18	690,572	4.18	4.53

JUNE 30, 2026	6,398,927	1.99	2.37

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 10 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2026 and 2025 (Unaudited – Prepared by management)
(Expressed in Canadian dollars)

The weighted average share price for options exercised during the six months ended June 30, 2026, was $2.06 (six months ended June 30, 2025 - $1.36). Of the total stock options outstanding, 4,604,373 were vested and exercisable at June 30, 2026. The weighted average exercise price of vested stock options is $1.91 and the average remaining contractual life is 2.58 years.

Share-based payments

During the six months ended June 30, 2026, the Company granted 709,609 (six months ended June 30, 2025 - 481,225) stock options to employees, directors and consultants. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions and resulting fair values are as follows:

Inputs and assumptions	Six months ended June 30, 2026	Six months ended June 30, 2025

Exercise price	$4.18	$1.61
Market price	$4.18	$1.61
Expected option term (years)	5.0	5.0
Expected stock price volatility	50.8%	54.0%
Average risk-free interest rate	2.96%	3.15%
Expected forfeiture rate	-	-
Expected dividend yield	-	-

FAIR VALUE PER OPTION GRANTED	$1.97	$0.80

b. Restricted Share Units

The Company granted restricted share units ("RSUs") in accordance with the RSU plan approved at the June 17, 2021 shareholders meeting. These RSUs vest in three equal tranches: Tranche one - on completion of 12 months from grant date, Tranche two - on completion of eighteen months from the grant date and Tranche three - on completion of twenty-four months from grant date. These RSUs are classified as equity settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant. As at June 30, 2026, the Company could issue an additional 5,004,303 RSUs under the RSU Plan.

On April 8, 2026, the Company granted 590,936 milestone-based restricted share units ("Milestone RSUs") to certain employees and executives. These awards vest upon the achievement of specified corporate milestones related to the advancement of the Casino Project. The grant-date fair value of the awards was determined using the Company's share price of $3.72 per common share, resulting in a total fair value of $2,198,282. Share-based compensation is recognized over the estimated vesting period based on management's assessment of the expected timing of achieving each performance milestone.

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 11 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2026 and 2025 (Unaudited – Prepared by management)
(Expressed in Canadian dollars)

A summary of the Company's RSUs outstanding and the changes for the periods then ended, is presented below:

Number of shares issued or issuable on vesting
DECEMBER 31, 2024	655,743

RSUs Granted	986,682
RSUs Converted to common shares	(506,241)
RSUs Forfeited	(51,796)

DECEMBER 31, 2025	1,084,388

RSUs Granted	1,120,935
RSUs Converted to common shares	(455,326)
RSUs Forfeited	(98,081)

JUNE 30, 2026	1,651,916

In relation to RSUs, the Company recognized an expense of $524,854 and $890,624 for the three and six months ended June 30, 2026 (three and six months ended June 30, 2025 - $273,419 and $549,333), respectively, in the statements of loss and comprehensive loss. During the three and six months ended June 30, 2026, $280,272 and $391,086 was capitalized (three and six months ended June 30, 2025 - $148,405 and $291,152), respectively, to the exploration and evaluation assets.

c. Deferred Share Units

Only directors of the Company are eligible for deferred share units ("DSUs") and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Company. DSUs are classified as equity settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant. As at June 30, 2026, the Company could issue an additional 3,362,989 DSUs under the DSU Plan.

Number of shares issuable
DECEMBER 31, 2024	658,300

DSUs Granted	204,664
DSUs Exercised/Released	(369,144)

DECEMBER 31, 2025	493,820

DSUs Granted	151,343

JUNE 30, 2026	645,163

In relation to DSUs, the Company recognized an expense of $354,570 and $615,082 during the three and six months ended June 30, 2026 (three and six months ended June 30, 2025 - $230,241 and $290,491), respectively, in the statements of loss and comprehensive loss.

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 12 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2026 and 2025 (Unaudited – Prepared by management)
(Expressed in Canadian dollars)

8. KEY MANAGEMENT COMPENSATION

The Company's key management includes its directors and officers.  The remuneration of key management was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Salaries and director fees	736,978	556,331	1,539,338	1,096,639
Share-based payments	1,113,019	700,068	2,029,490	1,345,305

KEY MANAGEMENT COMPENSATION	1,849,997	1,256,399	3,568,828	2,441,944

Share-based payments represent the fair value on grant date of stock options, RSUs and DSUs previously granted to directors and officers during the periods presented above. Salaries and share-based payments for certain officers are capitalized to the exploration and evaluation asset and the balance is recognized in the statement of loss and comprehensive loss.

During the three and six months ended June 30, 2026, the Company recorded a bonus accrual of $279,103 and $558,206 (three and six months ended June 30, 2025 - $181,501 and $363,003), respectively, which is recorded in salaries and director fees above.

All related party transactions are disclosed in the above Key Management Compensation section. There were no additional related party transactions.

9. SURETY BONDING

The Company holds a surety bonding arrangement with a third-party (the "Surety") to satisfy bonding requirements in the Yukon Territory. The total value of the Surety is $786,777 of which $nil is collateralized on the balance sheet as at June 30, 2026 (December 31, 2025 - $nil).

10. SEGMENTED INFORMATION

The Company's operations are in one segment: the acquisition, exploration, and future development of mineral resource properties.  All interest income is earned in Canada, and all assets are held in Canada.

11. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash working capital items

For the six months ended June 30,	2026	2025
	$	$
Change in other assets	(89,274)	178,489
Change in accrued interest	(150,937)	(238,681)
Change in accounts payable and accrued liabilities related to operations	16,194	(1,021,848)

CHANGE IN NON-CASH WORKING CAPITAL ITEMS	(224,017)	(1,082,040)

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 13 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2026 and 2025 (Unaudited – Prepared by management)
(Expressed in Canadian dollars)

12. CAPITAL MANAGEMENT

The Company considers capital to be equity composed of share capital, contributed surplus, and deficit.  It is the Company's objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop mineral resource properties.

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives and makes adjustments to its plans for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects.  There is no assurance that these initiatives will be successful.

There was no change in the Company's approach to capital management during the period.  Western has no debt and does not pay dividends. The Company is not subject to any externally imposed capital restrictions.

13. FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Company has exposure to liquidity, credit, and market risk from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

a. Fair value information

As at June 30, 2026, the carrying amounts of cash and cash equivalents, short-term investments, marketable securities and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).

b. Management of financial risks

(i) Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in redeemable GICs, which are highly liquid investments and available to discharge obligations when they come due. The Company does not maintain a line of credit.

(ii) Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments.  These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy.  Cash and cash equivalents and short-term investments are held with high quality financial institutions.  Substantially all cash and cash equivalents and short-term investments held with financial institutions exceeds government-insured limits. We have established credit policies that seek to minimize our credit risk by entering into transactions with investment grade credit worthy and reputable financial institutions. The carrying amount of financial assets, other than marketable securities, recorded in the financial statements represents Western's maximum exposure to credit risk.

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 14 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2026 and 2025 (Unaudited – Prepared by management)
(Expressed in Canadian dollars)

(iii) Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each balance sheet date. A 10% fluctuation in value of its publicly traded marketable securities rate would have a minimal impact on the Company's loss and comprehensive loss.

(iv) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's financial assets and liabilities are not exposed to interest rate risk due to their short-term nature and maturity. Cash and equivalents and short-term investments are subject to fixed interest rates. The Company is not subject to interest rate risk.

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 15 -